CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

April 15, 2016

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Asen Parachkevov, Division of Investment Management

Re:	NorthStar Real Estate Capital Income Master Fund
Registration Statement on Form N-2
File No.: 811-23134
Responses to Staff comments received on March 4, 2016

Dear Mr. Parachkevov:

On behalf of our client, NorthStar Real Estate Capital Income Master Fund, a Delaware statutory trust (the “Master Fund”), set forth below are the responses of the Master Fund to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) by letter dated March 4, 2016 (the “Comment Letter”) in connection with the Master Fund’s Registration Statement on Form N-2, filed with the Commission on February 4, 2016 (the “Original Registration Statement”). Concurrent with the submission of this response letter, the Master Fund is submitting amendment no. 1 to the Original Registration Statement (as so amended, the “Registration Statement”). The Registration Statement has been updated in response to Staff comments made in the Comment Letter. In addition, the Trust has revised the Registration Statement to update other disclosures.

The Trust’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

The Master Fund has enclosed with this letter a marked copy of the Registration Statement (the “Marked Copy”), which was submitted today by the Master Fund via EDGAR, reflecting all changes made to the Original Registration Statement. All page references in the responses below are to the pages of the Marked Copy of the Registration Statement unless otherwise specified. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Registration Statement.

General

Comment 1.	We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in an amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Asen Parachkevov, Esq.
April 15, 2016

Response 1. The Master Fund acknowledges the Staff’s comment.

Comment 2.	Please advise the Staff if you expect to submit an exemptive application or no-action request in connection with your Registration Statement.

Response 2. The Master Fund informs the Staff supplementally that it is a party to an exemptive application (File No. 812-14581) that was filed with the SEC on January 14, 2016 (the “Exemptive Application”). The Exemptive Application requests an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder, permitting certain joint transactions.

Comment 3.	Please confirm that the Fund does not intend to issue preferred stock or convertible securities in the 12 months following effectiveness of the Registration Statement.

Response 3. The Master Fund informs the Staff supplementally that the Master Fund does not intend to issue preferred shares or convertible securities in the 12 months following the effectiveness of the Registration Statement.

Comment 4.	In connection with the Seed Capital Investments, how will the Fund shares received by the seed capital investors be voted? Will those Fund shares be mirror voted in accordance to votes received at the feeder fund level?

Response 4. NorthStar Realty and its affiliates intend to “mirror” the Master Fund Shares that they purchase as Seed Capital Investments. Each of the Master Fund, NorthStar Real Estate Capital Income Fund and NorthStar Real Estate Capital Income Fund-T has added the following additional disclosure to its respective Registration Statement:

“NorthStar Realty and its affiliates will vote their Master Fund Shares in the same proportion as which the other Master Fund Shares are voted.”

Item 3. Fee Table and Synopsis

Comment 5.	Discuss in the correspondence the method for accounting for organizational and offering (“O&O”) costs on the books of the Fund. Include in the correspondence the literature that supports the accounting for O&O costs for a continuously offered closed-end fund. In addition, please note in the correspondence whether the Fund is limited in the accrual for O&O costs to 1% of the aggregate gross proceeds raised to date when preparing financial statements.

Asen Parachkevov, Esq.
April 15, 2016

Response 5. The Master Fund informs the Staff supplementally that organization costs will be charged to expense as they are incurred, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 720-15-25-1. Offering costs of closed-end funds will be charged to paid-in capital upon sale of the shares or units in accordance with paragraph 5 of FASB ASC 946-20-25.

For a continuously offered closed-end fund, the organization costs will be charged to expense as they are incurred in accordance with FASB ASC 720-15-25-1. The offering costs will be accounted for as a deferred charge until operations begin and thereafter be amortized over 12 months on a straight-line basis in accordance with paragraph 6 of FASB ASC 946-20-25. Post commencement of operations, offering costs will be charged to paid-in-capital upon sale of the shares or units in accordance with paragraph 5 of FASB ASC 946-20-25.

The Master Fund is limited in the accrual for O&O costs to 1% of the aggregate gross proceeds raised to date, after selling commissions and dealer manager fees, when preparing financial statements.

Comment 6.	Please file as an exhibit the agreement between the Fund and NSAM Adviser that limits the Fund’s organization and offering costs to 1% of gross proceeds raised. Please confirm the Fund will reimburse the NSAM Adviser for organization and offering costs equal to 1% of aggregate gross proceeds raised at the time any advisory fee is paid to the NSAM Adviser.

Response 6. In response to the Staff’s comment, the Master Fund informs the Staff that it has filed the agreement between the Master Fund and the Advisor that limits the Master Fund’s organization and offering costs to 1% of the gross proceeds raised as exhibit (k)(4) to the Registration Statement. For the Master Fund’s response to the second question included in Comment 6, please see Response 7 below.

Comment 7.	Please confirm the Fund will reimburse the NSAM Adviser for organization and offering costs equal to 1% of aggregate gross proceeds raised at the time any advisory fee is paid to the NSAM Adviser.

Response 7. In response to the Staff’s comment, the Master Fund confirms that it will reimburse the Advisor for organizational and offering costs equal to 1% of the aggregate gross proceeds each time the advisory fee is paid to the Advisor.

* * * * * *

As you have requested and consistent with SEC Release 2004-89, the Master Fund hereby acknowledges that:

•	The Master Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

Asen Parachkevov, Esq.
April 15, 2016

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Master Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Master Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Jefferey D. LeMaster at (212) 878-3206 or me at (212) 878-3180. Thank you.

Best regards,

/s/ Clifford R. Cone

Clifford R. Cone
Clifford Chance US LLP

cc:	NorthStar Real Estate Capital Income Master Fund
Daniel R. Gilbert
Chief Executive Officer and President

Ronald J. Lieberman
Executive Vice President, General Counsel and Secretary

Sandra M. Forman
Chief Compliance Officer, Associate General Counsel and Assistant Secretary

Clifford Chance US LLP
Jefferey D. LeMaster
Matthew A. Press